SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 November 3, 2004

 Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL STOCK SYMBOLS TO CHANGE

Montreal, November 3, 2004 - Effective Thursday, November 4, 2004, Microcell's stock symbol codes on the Toronto Stock Exchange (TSX) will change from MT.A to MT.RV.A for its Class A Restricted Voting Shares and from MT.B to MT.NV.B for its Class B Non-Voting Shares.

The stock symbols are being renamed to bring additional clarity to the differences between various types of securities that trade on this exchange. This is one change in a series by the TSX expected to occur between October 4 and December 13. Work on this project began earlier this year after discussions between the TSX and the Canadian Coalition for Good Governance. The Coalition recommended the TSX look at changes it could make to clarify the nature of shares that shareholders own.

A list of Frequently Asked Questions regarding this change is available on the TSX Web site, at www.tsx.com/en/symbolExtensionFAQ.html.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company listed on the Toronto Stock Exchange since October 15, 1997, and is a member of the S&P/TSX Composite Index.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

www.microcell.ca

For more information:

Investment community

Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media

Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca

Karen Berkhout
604 783-0701
karen.berkhout@microcell.ca